FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2011

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly-Held Corporation

Corporate Taxpayers’ Registry (CNPJ/MF) 47.508.411/0001-56

NOTICE TO SHAREHOLDERS

Companhia Brasileira de Distribuição (“Company”) announces to its shareholders that the increase of the Company capital was approved, among other matters, at the Annual and Extraordinary Meeting held on March 31 2011, upon the capitalization of the portion of the Company’s goodwill special reserve in the total amount of one hundred five million, six hundred seventy-four thousand, nine hundred eighty-two Brazilian reals and forty-one cents (R$ 105,674,982.41). Out of this total, twenty-one million, one hundred thirty-five thousand, twenty-three Brazilian reals and thirty-three cents (R$ 21,135,023.33) shall be capitalized without the issuing of new shares and to the benefit of all the shareholders, and eighty-four million, five hundred thirty-nine thousand, nine hundred fifty-nine Brazilian reals and eight cents (R$ 84,539,959.08) shall be capitalized to the benefit of the Company’s controlling shareholder, Wilkes Participações S.A. (“Wilkes”), under Article 7 of CVM Instruction 319/99 (as amended), upon the issuing of one million, three hundred fifty-four thousand, one hundred fifty-six  (1,354,156) new preferred shares of the Company.

Under the terms of Section 171 of Law 6,404/76, shareholders will have the preemptive right to subscribe the new shares to be issued as a result of the abovementioned capital increase, corresponding to the portion of the increase which will be capitalized in benefit of the controlling shareholder, observing the following conditions:

(i) Amount of the increase to be carried out upon the issue of new shares: eighty-four million, five hundred thirty-nine thousand, nine hundred fifty-nine Brazilian reals and eight cents (R$ 84,539,959.08).

(ii) Number and type of shares to be issued: one million, three hundred fifty-four thousand, one hundred fifty-six (1,354,156) preferred shares. According to the resolution made at the Annual and Special Shareholders’ Meeting held on March 31 2011, the Company now has one sole class of preferred shares. Therefore, all the shareholders owning preferred shares Class “A” on March 31 2011 became the owners of preferred shares, in the proportion of one preferred share Class “A” to one preferred share.

(iii) Issuing price: The issuing price of these shares is sixty-two Brazilian reals and forty-three cents (R$ 62.43) per preferred share and was defined according to the weighted average of the fifteen (15) trading sessions prior to the publishing of the first Call Notice to the Annual and Special Shareholders’ Meeting that resolved on said capital increase, under Section 170, § 1º, III, of Law 6,404/76.

(iv) Characteristics: The new preferred shares issued shall have the same rights and characteristics as those borne by the currently existing preferred shares; however, they will not be entitled to receive dividends related to the fiscal year ended on December 31, 2010.

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(v) Payment Form: The preferred shares issued shall be paid through the capitalization of a portion of the amounts existing in the goodwill special reserve registered with the Company, in favor of the controlling shareholder Wilkes, as per Article 7 of CVM Instruction 319/99.

The amount paid by the shareholders who exercised their preemptive right to subscribe for shares issued in the capital increase will be directly delivered to the Company’s controller, in national currency, as authorized by Article 7 of CVM Instruction 319/99.

(vi) Preemptive Right: (a) Except as described in item (b) below, the shareholders owning common and preferred shares may exercise the preemptive right provided for by Section 171 of Law 6,404/76, during the preclusive time-period of thirty (30) days from April 4, 2011, this latter date being included, which shall expire on May 3, 2011, this date being included.

Brasília/DF	SCS Quadra 3 – Edif. D’Angela, 30 – Bloco A, Sobreloja
Belo Horizonte/MG	Av. João Pinheiro, 195 – Subsolo
Curitiba/PR	R. João Negrão, 65 – Sobreloja
Porto Alegre/RS	R. Sete de Setembro, 746 – Térreo
Rio de Janeiro/RJ	R. Sete de Setembro, 99 – Subsolo
São Paulo/SP	R. Boa Vista, 176 – 1 Subsolo
Salvador/BA	Av. Estados Unidos, 50, 2º and - (Ed Sesquicentenário)

The Company’s shareholders whose shares are in custody with Itaú Unibanco S/A shall receive the subscription lists by mail and those who fail to receive it shall appear in person, within the subscription deadline above, at any of the branches of Itaú Unibanco S.A. as indicated above.

The shareholders whose shares are in custody with BM&FBOVESPA – Depositary Center – shall exercise their preemptive rights to subscribe the new shares through their custody agents, subject to the deadlines stipulated by BM&FBOVESPA and the terms herein.

(b) Since the preemptive rights has not been registered with the Securities and Exchange Commission (SEC) through a Registration Statement, nor is in place an exempt from registration with SEC, then U.S. persons, as defined in Regulation S enacted within the ambit of the Securities Act 1933, as amended, may not exercise the preemptive right to the subscription of the shares issued as a result of the capital increase.

The locks for deposit currently outstanding preferred shares class A shares of the Company, PCAR5, which have their name changed to Preferred Shares pursuant to item (ii) above, shall be valid until  April 5, 2011, this date being included.

(vii) Preemptive right ratio: The preemptive right of the Company’s shareholders shall be exercised at the ratio of 0.52580194% in new preferred shares, under the main clause of Section 171 of Law 6,404/76.

(viii) Trading of subscription rights: Shareholders of shares issued by the Company who wish to trade its subscription rights may do it within the period of exercise of preemptive right, as established above, and they shall proceed within the period necessary to allow the rights granted to be exercised within said period. Shareholders whose shares are held in custody with Banco Itaú Unibanco S.A. shall request this institution to provide them with the respective list of assignment of rights, or direct their brokerage firm to trade directly on stock exchanges.

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(ix) Unsubscribed shares: There shall be no unsubscribed shares, since the capital increase shall be paid in through the capitalization of the portion of the goodwill special reserve in the exact amount of the capital increase. For this reason, no Notice to Shareholders will be published informing on the conclusion of the increase.

(x) Ex-subscription trading: The shares acquired as of April 1st 2011, including, shall not be entitled to subscription right.

Any clarifications on the capital increase may be obtained by telephone: (11) 3886-0421 or via e-mail: gpa.ri@grupopaodeacucar.com.br

São Paulo, April 1st 2011.

Vitor Fagá de Almeida

Investor Relations Officer

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SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: March 31, 2011	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.